FORUM ETF TRUST
Three Canal Plaza, Suite 600
Portland, Maine 04101

April 12, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:           Forum ETF Trust
File Nos. 333-180250 and 811-22679
Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A

Ladies and Gentlemen:

Transmitted herewith for filing on behalf of Forum ETF Trust (the "Trust"), pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, is the Trust’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A, including the exhibits thereto. This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the Trust.

The primary purposes of this filing are to: (1) address comments received from the staff of the Commission regarding the prospectus and statement of additional information (“SAI”) filed in the Trust's Initial Registration Statement on Form N-1A on March 21, 2012; and (2) to reflect new and revised disclosures in the prospectus and SAI.

If you have any questions or comments concerning this filing, please do not hesitate to contact me at (207) 347-2076 or via email at mailto:chris.madden@atlanticfundservices.com.

Sincerely,

 /s/ Christopher A. Madden
Christopher A. Madden
Vice President and Secretary

Enclosures